Rule 424 (b)(3)
Registration No.: 333-275151

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION ("National Rural")

Member Capital Securities

Trade Date	September 10, 2025
Pricing Supplement No.	732
Pricing Supplement Date	September 10, 2025
Prospectus Supplement Date	October 27, 2023
Base Prospectus Date	October 24, 2023

Principal Amount	$115,000.00
Issue Price	100% of Principal Amount
Original Issue Date	September 15, 2025
Maturity Date	September 15, 2055
Interest Rate	5.75% per annum
Regular Record Dates	Each March 15 and September 15
Interest Payment Dates	Each April 1 and October 1
First Coupon Date	October 1, 2025
Product Ranking	Subordinate to all existing and future senior indebtedness of National Rural and all existing subordinated indebtedness of National Rural that is held by or transferable by non-members of National Rural.
Optional Redemption	Redeemable at the option of National Rural, in whole or in part, at any time after September 15, 2030 at a redemption price equal to 100% of the principal amount to be redeemed together with accrued and unpaid interest, if any, to the redemption date.
Option to Extend Interest Payment Period	National Rural will have the right to extend the interest payment period to a period not exceeding 10 consecutive semi-annual interest payment periods. At the end of a deferral period, National Rural must pay all interest then accrued and unpaid together with interest thereon at the same rate as specified for the securities.
Restrictions on Transfer	The securities can only be sold or transferred to other National Rural voting members upon the written consent of National Rural.
Agents Commission	None
Form of Note: (Book-Entry or Certificated)	Certificated
Denominations/Multiples	$25,000/$1,000
Listing	None

Member Capital Securities may be issued by the Company in an unlimited aggregate principal amount.

Validity of the Member Capital Securities

In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 (the "Cooperative Association Act") and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.